
November 24, 2023

Raymond Stevens, Ph.D.
Chief Executive Officer
Structure Therapeutics Inc.
601 Gateway Blvd., Suite 900
South San Francisco, CA 94080

> **Re: Structure Therapeutics Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 20, 2023**
> **CIK No. 0001888886**

Dear Raymond Stevens:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Charles S. Kim